ZEISS CARL ZEISS MEDITEC

RECEIVED

2006 OCT 25 A 10: 04

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.

Washington, D. C. 20549-3628
United States

Mailstop: Room 3628

06017864

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105

Fax: +49 (0) 36 41/220-117

e-mail: j.brajer@meditec.zeiss.com

SUPPL

Division/ Dept.: Investor Relations

Your contact: Jens Brajer

Our ref.: JB/PKO/Yei

Date: 2006-10-16

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document
Press Release

PROCESSED

NOV 02 2006

THOMSON

Best regards,

Carl Zeiss Meditec AG

Patrick Kofler
Junior Investor Relations

Yvonne Eisner
Assistant Investor Relations

dlw 10/31

Deutsche Bank AG Jena
Account: 62 453 69 (BLZ: 820 700 00)
SWIFT: DEUT DE 8E
IBAN: DE90820700000624536900
Commercial register:
Jena, HRB 205623
VAT-IdNo. DE 811 922 737
Tax-No. 64003/ 02707

Commerzbank Jena
Account: 258072800 (BLZ: 820 40000)
SWIFT: COBADEFFXXX
IBAN: DE31820400000258072800
Phone: +49 (0) 36 41/ 220-0
Fax: +49 (0) 36 41/ 220-112
Internet: www.meditec.zeiss.com
e-mail: info@meditec.zeiss.com

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec wins against complainants in court of appeal

- **Higher Regional Court approves release procedure ("Freigabeantrag") - no further right of appeal for complainants**

- **Path finally cleared for take-over of Carl Zeiss Surgical - Capital increase to be pursued as quickly as possible**

(Jena, 13 October 2006) Carl Zeiss Meditec AG (ISIN DE0005313704) has received final clearance for the take-over of Carl Zeiss Surgical. This was confirmed in a decision of the Higher Regional Court at Jena that was made available to the company yesterday. The objections filed by seven complainants against the ruling of the Gera District Court on the proposed take-over of Carl Zeiss Surgical have been dismissed. The decision of the Higher Regional Court concerns the so-called release procedure ("Freigabeverfahren"); therefore no further right of appeal exists. The ruling of the Higher Regional Court is thus final and absolute, and the complainants will no longer be able to block the proposed transaction. Accordingly, the capital increase necessary for the take-over is to be carried out as quickly as possible.

Based on the decision of the Jena Higher Regional Court the commercial register entry of the capital increase was completed today. The Annual General meeting on 10 March this year had voted by a majority of 99.8% in favour of the take-over of Carl Zeiss Surgical by Carl Zeiss Meditec. Since this time a lawsuit filed by eight shareholders at the Gera District Court has caused the transaction to be blocked. On 21 August 2006 the Gera District Court had already rejected all objections as being unfounded and approved the company's application for release of the registration of the transaction with the Register Court in charge ("Freigabeantrag").

Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG, said, "We are pleased that the Jena Higher Regional Court has cleared the way for a transaction that reflects the will of the majority of our shareholders and which has been blocked for the past seven months on the basis of claims

Press Release

that are completely incomprehensible to us. The take-over of Carl Zeiss Surgical has now become possible. Acquiring Carl Zeiss Surgical, which is a leading specialist in the field of visualisation systems and neuro and ENT surgery, will enable us to continue our successful expansion course and further strengthen our position as a major global supplier of medical technology. In ophthalmic surgery, a major growth sector, our products will cover the entire treatment process. It will put us in a position to supply our customers with not only individual products, but also comprehensive solutions. With our entry into the growth market for neuro and ENT surgery we will be tapping important potential for the development of our future business."

Legal notice

CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled 160-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE0005313704) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company is looking to continue its profitable growth in the future. The planned acquisition of Carl Zeiss Surgical is intended to further supplement the eye surgery product portfolio and to open up additional growth prospects in neuro and ENT surgery. Carl Zeiss Surgical is the world's leading provider of visualisation solutions in the two named fields.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Pirmasens, Germany (Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec Inc.), Japan (Carl Zeiss Meditec Co., Ltd.), Spain (Carl Zeiss Meditec Iberia S.A.) and France (IOLTECH S.A., Carl Zeiss Meditec SAS). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Pressemitteilung